

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 30, 2015

Hillary Ebach
General Counsel
Journal Media Group, Inc.
333 West State Street
Milwaukee, WI 53203

   Re: **Journal Media Group, Inc.**
      Preliminary Proxy Statement on Schedule 14A
      Filed November 4, 2015
      File No. 001-36879

Dear Ms. Ebach:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Laura Nicholson

            Laura Nicholson
            Special Counsel
            Office of Transportation and Leisure

cc: Russell Ryba